# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arbor Realty Trust, Inc., CIK 0001253986
CUSIP: 038923108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 333 Earle Ovington Boulevard, Suite 900, Uniondale, New York (NY), 11553
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001285910

## Reporting persons
- Arbor Commercial Mortgage, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 13,133,436; sole dispositive power 0; shared dispositive power 13,133,436; aggregate amount beneficially owned 13,133,436 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Arbor Realty Trust, Inc.
Address of issuer's principal executive offices: 333 Earle Ovington Boulevard, Suite 900, Uniondale, NY, 11553

## Item 2. Person Filing
Name of person filing: Arbor Commercial Mortgage, LLC
Address of principal business office or, if none, residence:
333 Earle Ovington Boulevard, Suite 900
Uniondale, New York 11553
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ivan Kaufman beneficially owns 13,133,436 shares of common stock held directly by Arbor Commercial Mortgage, LLC ("ACM")*.

* As of December 31, 2024, due to his direct and indirect ownership of approximately 35% of ACM, Ivan Kaufman beneficially owns the shares of common stock of ART that are held directly by ACM.
Percent of class: 6.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,133,436
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13,133,436

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Arbor Commercial Mortgage, LLC: /s/ Ivan Kaufman, Ivan Kaufman, Chief Executive Officer and President (01/28/2025)